[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON (LONDON) LLP]

March 7, 2006

Mr. Terry French

Accountant Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

Re:          NTL Incorporated

Item 4.01 of Form 8-K

Filed on March 6, 2006

File No. 0-50886

Dear Mr. French:

This letter is our response to the Division of Corporate Finance’s comment letter dated March 6, 2006, in reference to the Form 8-K filed on March 6, 2006 by NTL Incorporated (formerly known as Telewest Global, Inc.).

Our responses to the specific comments are set forth below. For the convenience of the Staff, the comments from the March 6, 2006 comment letter are restated in italics prior to the responses. We have attached to the facsimile version of this letter a copy of the Form 8-K/A that we filed with the Commission today.

1.                                      Please amend your Form 8-K indicate whether there were any disagreements with your former accountants during the interim period from the date of the last audited financial statements for the fiscal year ended December 31, 2005 to March 3, 2006.

Response:  The Form 8-K/A amends the Form 8-K to confirm that during the interim period from December 31, 2005 to March 3, 2006, as well as in connection with the audits of Telewest Global, Inc.’s financial statements for each of the two most recently completed fiscal years, there were no disagreements with KPMG Audit Plc on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of KPMG Audit Plc would cause KPMG Audit Plc to make reference to the matter in their report.

2.                                      Please include required letter from your former auditors addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response:  The required letter from KPMG Audit Plc, Telewest Global, Inc.’s former auditors, is attached to the Form 8-K/A as Exhibit 16.1.

In connection with the responses set forth above, NTL has authorized us to acknowledge on its behalf that (i) NTL is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) NTL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at +44 20 7972 9604 or Karen Wiedemann at +44 20 7972 9624.

Very truly yours,

Fried, Frank, Harris, Shriver & Jacobson (London) LLP

/s/ Robert P. Mollen

Robert P. Mollen